SUTCLIFFE RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 8, 2007

          The annual and special meeting of the shareholders of Sutcliffe Resources Ltd. will be held in the Boardroom, 2nd Floor, at 888 Dunsmuir Street, Vancouver, British Columbia on Friday, June 8, 2007 at 10:00 a.m. (Vancouver time) to:

1.	receive and consider our financial statements for the fiscal year ended December 31, 2006, together with the report of the auditors thereon;

2.	fix the number of directors to be elected at the meeting at five (5) members;

3.	elect five (5) directors;

4.	appoint the auditors and to authorize the directors to fix their remuneration as such;

5.	approve an amendment to our articles to change our corporate name;

6.	approve an increase in the number of common shares reserved for issuance under our share option plan by 8,125,705 common shares; and

7.	transact such other business as may properly be brought before the meeting or any adjournment thereof.

          The specific details of the matters proposed to be put before the meeting are set forth in the Information Circular – Proxy Statement accompanying this notice.

          If you are unable to attend the meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with our President, c/o Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9. In order to be valid and acted upon at the meeting, the forms of proxy must be returned to the aforesaid address not less than 24 hours before the time for holding the meeting or any adjournment thereof.

          Only shareholders of record at the close of business on May 3, 2007 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

          DATED at Vancouver, British Columbia this 3rd day of May, 2007.

By order of the Board of Directors

(Signed) Laurence Stephenson
President and as Chief Executive Officer